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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Pharmion Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
71715B409
(CUSIP Number)
Dr. Sol J. Barer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:

Robert A. Cantone, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000

November 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71715B409

1	NAMES OF REPORTING PERSONS Celgene Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,361,380

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,361,380

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,361,380

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Pharmion Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2525 28th Street, Suite 200, Boulder, Colorado 80301.
Item 2. Identity and Background
(a)-(c), (f) This Schedule 13D is being filed by: Celgene Corporation, a Delaware corporation (“Celgene”). The business address of Celgene is 86 Morris Avenue, Summit, New Jersey 07901. Celgene is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory diseases. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Celgene are set forth on Schedule A hereto.
(d) During the last five years, neither Celgene, nor to the knowledge of Celgene, any of the persons set forth on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither Celgene, nor to the knowledge of Celgene, any of the persons set forth on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Celgene used $20,212,317 of its working capital to purchase the 1,939,598 shares of Common Stock that it owns and has reported on its Schedule 13G that is currently on file with the Securities and Exchange Commission.
In addition, on November 18, 2007, Celgene and certain directors and executive officers (the “Stockholder Parties”) of the Issuer entered into a Voting Agreement (as defined and described in Item 4 below), as an inducement to Celgene and as a condition to Celgene’s entering into the Merger Agreement (as defined and described in Item 4 below). Celgene did not use any funds to acquire the rights under the Voting Agreement.

Item 4. Purpose of Transaction
(a)-(b) Celgene entered into an Agreement and Plan of Merger, dated November 18, 2007 (the “Merger Agreement”), with Pharmion that provides for the acquisition of Pharmion by Celgene by means of a merger (the “Merger”) of a wholly owned subsidiary of Celgene (“Merger Sub”) with Pharmion, with Merger Sub being the surviving company of the Merger (subject to the proviso described in Item 4(d) below). As a result of the Merger, Pharmion will become a wholly owned subsidiary of Celgene. The Merger Agreement provides that, upon consummation of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares of Common Stock owned by Celgene or its wholly owned subsidiaries or as to which statutory appraisal rights are perfected) will be converted into the right to receive (i) that number of shares of common stock, par value $.01 per share (“Celgene Common Stock”), of Celgene (the “Stock Portion”) equal to the quotient determined by dividing $47.00 by the Measurement Price (as hereinafter defined) (the “Exchange Ratio”); provided, however, that if the Measurement Price is less than $56.15, the Exchange Ratio will be .8370 and if the Measurement Price is greater than $72.93, the Exchange Ratio will be .6445 and (ii) $25.00 in cash, without interest. As used herein, “Measurement Price” means the volume weighted average price per share of Celgene Common Stock (rounded to the nearest cent) on The Nasdaq Stock Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the Merger.
As an inducement to Celgene and as a condition to Celgene’s entering into the Merger Agreement the Stockholder Parties entered into a Voting Agreement with Celgene, dated November 18, 2007 (the “Voting Agreement”), whereby the Stockholder Parties agreed to vote all of the shares of Common Stock currently beneficially owned by them or acquired by them after such date in favor of approval of the adoption of the Merger and approval of the Merger and against any Alternative Transaction, including a Superior Proposal (each as defined in the Merger Agreement). The Stockholder Parties also granted Celgene an irrevocable proxy granting Celgene the right to vote such shares in accordance with the preceding sentence. Celgene does not believe that it is a member of a “group” (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934) as a result of entering into the Voting Agreement with the Stockholder Parties. The Voting Agreement terminates upon the earliest to occur of (i) the date of the effectiveness of the Merger, (ii) the date of the termination of the Merger Agreement in accordance with its terms and (iii) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of Pharmion pursuant to the Merger Agreement as in effect on the date of the execution of the Voting Agreement.
References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule 13D, and the Voting Agreement, which is Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
(c) Not applicable.
(d) It is anticipated that upon consummation of the Merger, the managers of Merger Sub will remain the managers of Merger Sub (the surviving company in the Merger), until their respective successors are duly elected or appointed and qualified and that the officers of Pharmion immediately prior to the effective time of the Merger will be the initial officers of Merger Sub until their respective successors are duly elected or appointed and qualified; provided, however, that if the value of the Stock Portion on the closing date of the Merger declines to a level that prevents the satisfaction of the closing conditions in the Merger Agreement relating to the delivery of opinions of counsel to the effect that the Merger will be treated for Federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code and that each of Pharmion and Celgene will be a party to such reorganization, (i) the Merger will be the merger of Merger Sub with and into Pharmion, and as a result of such Merger, the separate existence of Merger Sub will cease and Pharmion (not Merger Sub) will be the surviving company after the Merger, (ii) at the effective time, each membership interest of Merger Sub issued and outstanding immediately prior thereto will be converted into one share of common stock, par value $.001, of the surviving company, (iii) at the effective time of the Merger, the certificate of incorporation and the bylaws of Pharmion will be the certificate of incorporation and the bylaws of the surviving company and (iv) at the effective time of the Merger, the managers of Merger Sub will be the directors of the surviving company.

(e) Other than as a result of the Merger described in this Item 4, not applicable.
(f) Not applicable.
(g) At the effective time of the Merger, the certificate of formation and operating agreement of Merger Sub will be the certificate of formation and operating agreement, respectively, of the surviving company, except that the name of Merger Sub will be Pharmion LLC and except as described in the proviso in Item 4(d) above.
(h)-(i) Upon consummation of the Merger, the Common Stock will cease to be listed on The Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j) Not applicable.
Item 5. Interest in Securities of the Issuer
(a), (b) The 3,361,380 shares of Common Stock beneficially owned by Celgene (including 1,421,782 shares of Common Stock subject to the Voting Agreement (of which 838,642 shares represent shares issuable upon the exercise of options that may be exercised as of, or within 60 days after, November 21, 2007), as to which Celgene may be deemed to be the beneficial owner) represented approximately 8.8% of the shares of the Common Stock issued and outstanding as of such date. Celgene disclaims beneficial ownership of the shares of Common Stock subject to the Voting Agreement.
(c) During the last 60 days, except as described in Items 3 and 4 with respect to the execution of the Voting Agreement and the Merger Agreement, Celgene, effected no transactions in the Common Stock.
(d) To Celgene’s knowledge, no person other than the Stockholder Parties with respect to their shares of Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The terms of the Voting Agreement are described in Item 4(a)-(b) above. The Voting Agreement also applies to any shares of Common Stock acquired by the Stockholder Parties after the execution date of the Voting Agreement. Celgene disclaims beneficial ownership of all such shares. Except for the matters described herein and the Merger Agreement, Celgene does not have, and, to the best knowledge of Celgene, the persons named on Schedule A hereto do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Title

1
Agreement and Plan of Merger, dated November 18, 2007 by and among Celgene Corporation, Cobalt Acquisition LLC, and Pharmion Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Celgene on November 19, 2007)

2
Voting Agreement, dated November 18, 2007, by and among Celgene Corporation and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Celgene on November 19, 2007)

S I G N A T U R E
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 26, 2007	CELGENE CORPORATION
	By:	/s/ David W. Gryska
David W. Gryska
Sr. Vice President and Chief Financial Officer

SCHEDULE A
Directors and Executive Officers of Celgene Corporation
The following table sets forth the name and present principal occupation or employment of each director and executive officer of Celgene Corporation. The business address of each person listed below is care of Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901.
Board of Directors

Name	Principal Occupation or Employment

Sol J. Barer	Chief Executive Officer and Chairman of the Board of Celgene

Robert J. Hugin	President, Chief Operating Officer and Director of Celgene

Michael D. Casey	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc.

Rodman L. Drake	Formerly Managing Director of CIP Management, a New York private equity firm focused on investments in mining and natural resources

Arthur Hull Hayes, Jr.	Formerly President and Chief Operating Officer of MediScience Associates, a consulting organization that works with pharmaceutical firms, biomedical companies and foreign governments

Gilla Kaplan	Head of the Laboratory of Mycobacterial Immunity and Pathogenesis at The Public Health Research Institute Center at the University of Medicine and Dentistry of New Jersey in Newark, New Jersey

James J. Loughlin	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP, including a five-year term as member of the Board of Directors of KPMG LLP

Earnest Mario	Chief Executive Officer of Capnia, Inc., a private company developing novel therapeutic products using its proprietary medical gas delivery system.

Richard C. E. Morgan	Chief Executive Officer of Amphion Innovations PLC, a private equity and venture capital company

Walter L. Robb	Private consultant and President of Vantage Management Inc., a consulting and investor services company

Executive Officers

Name	Title

Sol J. Barer	Chief Executive Officer and Chairman of the Board

Robert J. Hugin	President and Chief Operating Officer

David W. Gryska	Chief Financial Officer

Aart Brouwer	President, International

Andre Van Hoek	Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit	Title

1
Agreement and Plan of Merger, dated November 18, 2007, by and among Celgene Corporation, Cobalt Acquisition LLC, and Pharmion Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Celgene on November 19, 2007)

2
Voting Agreement, dated November 18, 2007, by and among Celgene Corporation and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Celgene on November 19, 2007)